

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, Tennessee 37067

    Re: Acadia Healthcare Company, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2017
         Filed February 27, 2018
         File No. 001-35331

Dear Mr. Duckworth:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Results of Operations
Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015, page 47

1.   We note that you do not provide a separate discussion of your segments' operating results and pertinent statistical data but include such information in greater detail in your earnings release. In light of significant differences in the revenue growth rates, margins, and operating statistics between your US and UK segments, it appears a discussion of segment information may be material to an understanding of your consolidated information. Please advise us. Refer to Rule 303A (and related instructions) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial

Condition and Results of Operations at https://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Insurance, page F-13

2.   We note your insurance subsidiary has obtained reinsurance for professional liability risks of $75 million in excess of a retention level of $3 million. In light of your professional and general liability reserve of $55 million as of December 31, 2017, please explain to us why your reinsurance recoverable was only $22.7 million as of this same date. Also, with a view towards clarifying policy disclosure, please tell us if you recognize reinsurance receivables in a manner that is consistent with the related liabilities (including estimates for claims incurred but not reported).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn T. Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director at (202) 551-3815 with any other questions.

Division of Corporation Finance
Office of Telecommunications